Exhibit 1

PRESS RELEASE

Gentium Provides Update on MAA Process for Defibrotide in Europe

VILLA GUARDIA, Italy, December 29, 2011, (GlobeNewswire), Gentium S.p.A. (Nasdaq: GENT) (the "Company") today provided an update on the European Marketing Authorization Application for Defibrotide (the “MAA”) to treat and prevent hepatic veno-occlusive disease (VOD) in adults and children undergoing haematopoietic stem-cell transplantation therapy.

Following a clarification meeting recently held with the Company’s Rapporteurs, Gentium anticipates submitting a response to the Day 120 List of Questions (LoQs) from the European Medicines Agency’s (the “EMA”) Committee for Medical Products for Human Use (the “CHMP”) in the first quarter of 2012.

Gentium submitted the MAA for Defibrotide to the EMA in May 2011 and the CHMP issued the
LoQs at the end of September, 2011.  The CHMP review of the MAA will resume with Day 121 upon submission of Gentium’s response.

About EMA Review Process:
Following the 120 Day LoQ the Company can meet with the Rapporteur and Co-Rapporteur to clarify the intent behind the questions and obtain further explanation of the CHMP concerns. The review clock will resume with day 121 and further communication from the EMA would be anticipated by Day 150 under the current accelerated assessment, unless the agency opts to convert the application to the normal review timetable (Day 180 without accelerated review). At that time point, the EMA is expected to communicate its List of Outstanding Issues (LoOIs) or issue an opinion on the MAA. EMA guidelines allow companies one month to respond to the LoOIs.  More information can be obtained from the website www.ema.europa.eu

About VOD
Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
SVP & CFO
scalabrese@gentium.it

or

The Trout Group
Marcy Nanus, +1 646 378 2927
mnanus@troutgroup.com